HIVE DIGITAL TECHNOLOGIES LTD.

December 19, 2023

HIVE Digital Announces $25 Million Bought Deal Private Placement Financing to HODL our Bitcoin Production and Expand Green Mining Footprint by 100MW

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, Canada - HIVE Digital Technologies Ltd.(TSX.V:HIVE) (Nasdaq:HIVE) (FSE:YO0.F) (the "Company" or "HIVE") a leading digital asset miner and "green" focused data center builder and operator is pleased to announce that it has entered into an agreement with Stifel Canada and Canaccord Genuity as co-lead underwriters and joint bookrunners (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 5,000,000 special warrants of the Company (the "Special Warrants") at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $25,000,000 (the "Offering"). The completion of the Offering will be subject to receipt of all necessary regulatory and corporate approvals or consents.

The Company will grant the Underwriters an option to increase the size of the Offering by up to an additional 15% of the Special Warrants sold under the Offering, exercisable in whole or in part, at any time and from time to time up to 48 hours prior to the Closing Date (as hereinafter defined).

Each Special Warrant shall entitle the holder thereof to receive, subject to adjustment in certain circumstances and the Penalty Provision (as defined below), and without payment of additional consideration, one (1) unit of the Company (each a "Unit") upon the exercise or deemed exercise of each Special Warrant. Each Unit shall consist of one (1) common share of the Company (a "Unit Share") and one-half (0.5) of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company (a "Warrant Share") at a price of $6.00 per Warrant Share for a period of 36 months following the closing of the Offering. The Special Warrants will be exercisable by the holders thereof at any time after the Closing Date for no additional consideration. All unexercised Special Warrants shall be deemed exercised on behalf of, and without any required action on the part of, the holders (including payment of additional consideration) on the earlier of:

(i) the second business day following the date on which a final receipt is obtained from the British Columbia Securities Commission (the "BCSC"), as principal regulator on behalf of the securities regulatory authorities in each Province of Canada, except Québec , for a (final) short form prospectus qualifying the distribution of the Unit Shares and Warrants to be issued upon exercise of the Special Warrants (the "Qualification Date"); and

(ii) 4:59 p.m. (Toronto time) on the date which is four months and a day following the Closing Date (the "Qualification Deadline").

In the event the Qualification Date has not occurred on or before the date that is 30 business days following the Closing Date (the "Penalty Date"), each outstanding Special Warrant shall thereafter entitle the holder to receive, upon the exercise or deemed exercise of each Special Warrant, for no additional consideration, 1.1 Units (the "Penalty Provision").

The Company anticipates the net proceeds of the Offering will be used to support the growth of its business including the expansion of data centers to utilize an additional 100 MW of green energy to add approximately 5 Exahash to HIVE's existing green Bitcoin mining footprint, as well as for working capital and general corporate purposes. HIVE also anticipates being able to HODL all its Bitcoin until the upcoming Halving.

The closing of the Offering is anticipated to be on December 28, 2023 (the "Closing Date"). In consideration for their services, the Underwriters will receive a cash commission equal to 6% of the gross proceeds of the Offering plus 6% broker warrants.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. For further information please contact:

Frank Holmes

info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, potential dilution and application of the Penalty Provision; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete the Offering the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.